VIA EDGAR AND FACSIMILE

July 7, 2010
United States Securities
and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549-7010
Attn: Ms. Kate Tillan, Assistant Chief Accountant

Re:	Vicor Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 File No. 0-51475
Dear Ms. Tillan:
     On behalf of Vicor Technologies, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated June 22, 2010, regarding the above-referenced 10-K and 10-Q filings. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form S-1 filed May 28, 2010
1.	Please reflect any relevant changes made as a result of your responses to our comments on your Form 10-K and 10-Q below in an amendment to your Form S-1.

We acknowledge the Staff’s comment and we confirm that all relevant changes proposed to be made in our Form 10-K and 10-Q in response to the Staff’s comments and cleared by the Staff will be reflected in an amendment to the Form S-1 registration statement.
Form 10-K for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Ms. Kate Tillan
July 7, 2010

Plan of Operations, page 23
2.	Please disclose the relevant terms of your debt, stock and warrant offerings, and any expected material changes in the mix of such resources. In particular, address the financial impact on these resources of a potential liquidity or qualified funding event, as defined by the terms of these securities. Refer to Regulation S-K Item 303(a)(2).

In response to the Staff’s comment, we propose to amend the disclosure in the Form 10-K as follows (proposed revisions are underlined):

Plan of Operations

As a development-stage enterprise, the Company had no significant operating revenues through December 31, 2009. Operating revenues commenced in January 2010 with direct sales to physicians and the signing of a distribution agreement in North Carolina and South Carolina. Revenues will be predominately the result of product sales, fees for tests performed and licensing fees.

At December 31, 2009 our cash balance was $544,000. During 2009 we received $128,000 from the sale of our common stock, $351,000 from the sale of our Series B Convertible Preferred Stock (“Series B preferred stock”), $2,671,000 from the sale of 8% Convertible Promissory Notes (“8% Notes”) and $903,000 from the sale of 8% Subordinated Convertible Notes (“8% Subordinated Notes”). In the first three months of 2010, we received $970,000 from the sale of the 8% Subordinated Notes.

Our Series B preferred stock yields cumulative annual dividends at an annual rate of 8%. Dividends on the Series B preferred stock accrue from their issuance date. Each share of Series B preferred stock is convertible at the option of the holder into shares of our common stock at an initial conversion price equal to $0.80 per share prior to a Qualified Financing plus the amount of all accrued and unpaid dividends on such shares, whether or not declared. A Qualified Financing is defined as the closing of a sale of debt or equity in a registered offering or pursuant to a private placement resulting in at least $3 million of gross proceeds to the Company. The conversion price of the Series B preferred stock is subject to adjustment in certain cases, including dilutive issuances and the issuance of additional shares of common stock. The Series B preferred stock will automatically be converted into shares of common stock upon the consummation of a Liquidation Event. A Liquidation Event is defined as a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Company may, at its option, require all holders of Series B preferred stock then outstanding to convert their shares of Series B preferred stock into shares of common stock at any time on or after the closing of a Qualified Financing. Once the shares of Series B preferred stock are converted into shares of common stock upon a Qualified Financing, there will be no further accruals by the Company for annual dividends.

Ms. Kate Tillan
July 7, 2010

The 8% Notes accrue interest at the rate of 8% per annum. The 8% Notes are due two years from the date of issue and are convertible into common stock at the option of the holder at any time prior to maturity. The conversion price is equal to the lesser of (i) 75% multiplied by the Market Price, which is defined as the average of the lowest three trading prices for the common stock during the ten trading day period ending one trading day prior to the date the conversion notice is sent by the noteholder to the Company, and (ii) $1.07 per share. As of December 31, 2009, approximately $1.57 million of the 8% Notes had been converted into 2,513,950 shares of our common stock and as of May 31, 2010 all of the 8% Notes had been converted into 6,585,302 shares of our common stock.

The 8% Subordinated Notes accrue interest at the rate of 8% per annum. The 8% Subordinated Notes are due on October 7, 2012 and are subordinated to the 8% Notes. The 8% Subordinated Notes are subject to mandatory conversion into shares of our common stock at a conversion price equal to the lesser of $.80 per share or 80% of the price per share of common stock sold in a Qualified Funding Event. A Qualified Funding Event is defined as the sale of debt or equity in a registered offering or private placement, which sale results in at least $3 million of gross proceeds to the Company. Until the 8% Notes have been converted by the holders or have been repaid, the holders of the 8% Subordinated Notes have no voluntary conversion rights. Since all the 8% Notes have been converted into shares of our common stock as of May 31, 2010, the holders may voluntarily convert the 8% Subordinated Notes into shares of our common stock at $0.80 per share. Once the 8% Subordinated Notes are converted into shares of common stock upon a Qualified Funding Event, this will eliminate the indebtedness represented by the 8% Subordinated Notes and result in there being no further accruals by the Company for annual interest.

Our plan of operations consists of:
1.	Continued and increased sales of the PD2i Analyzer™ to physicians in the United States through the use of independent distributors and direct sales personnel.

2.	Raising additional capital with which to expand the sales and administrative infrastructure and fund ongoing operations until our operations generate positive cash flow.

3.	Completing various clinical trials and 510(k) submission(s) to secure additional marketing claims for the PD2i Analyzer™ to enhance and accelerate marketing efforts.

4.	Initiating international sales of the PD2i Analyzer™ and PD2i-VS™ (Vital Sign), including securing CE Mark Clearance, if required.
However, we cannot assure that we will be successful in raising additional capital to implement our business plan. Further, we cannot assure, assuming that we raise additional funds, that we will achieve profitability or positive cash flow. If we are not able to timely and successfully raise additional capital and/or achieve profitability and positive cash flow, our operating business, financial condition, cash flows and results of operations may be materially and adversely affected.
     Item 9A(1). Controls and Procedures, page 27

Ms. Kate Tillan
July 7, 2010

3.	We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings — including the requested amendment to your Form 10-K, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, in future filings, you may remove that definition.

In response to the Staff’s comment, we propose to amend the disclosure in the Form 10-K as follows (proposed revisions are underlined):

Item 9A(T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, we conducted an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Accounting Officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There was no change in our internal controls or in other factors that could affect these controls during our last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by or under the supervision of our Chief Executive Officer and our Chief Accounting Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our evaluation of internal control over financial reporting as of December 31, 2009 was conducted on the basis of the framework in “Internal Control-Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Ms. Kate Tillan
July 7, 2010

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation requirements by the Company’s registered public accounting firm pursuant to temporary rules of the Commission that permit the Company to provide only management’s report in this Annual Report.
Consolidated Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2
4.	We note your auditors’ reference to having conducted their audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the auditing standards of the Public Company Accounting Oversight Board (United States) in the second paragraph of their report. Please request your auditor to amend their report to comply with AS 1, which requires an auditor to make reference in its report to the standards of the Public Company Accounting Oversight Board (United States) instead of generally accepted auditing standards, U.S. generally accepted auditing standards, auditing standards generally accepted in the United States of America, or standards established by the AICPA.
Our auditors will amend the wording of the second paragraph of their report to make reference only to the standards of the Public Company Accounting Oversight Board (United States).
Consolidated Statements of Operations, page F-4
5.	Please reconcile the total amount of interest expense of $1,944,000 in fiscal 2009 with your disclosures in the statements of cash flows related to your adjustments of noncash interest expense to reconcile net loss to net cash used in operating activities. Please similarly reconcile the amount shown in your statements of cash flows for shares in lieu of interest payments to the issuance of stock for interest payments in your statements of shareholders’ equity for 2008.
In response to the Staff’s comment, we have included the requested reconciliations as an appendix to this letter.

In connection with the process of preparing the reconciliation requested by the Staff, we identified inconsistencies in the financial statement grouping of certain transactions between their classification in the statement of operations and the statement of cash flows. These reclassifications will not result in a change to our reported net loss or to net cash used in operating activities.

Ms. Kate Tillan
July 7, 2010

6.	Please tell us why you classified the cumulative effect of a change in accounting principle after and not as part of your determination of net loss. Please similarly discuss you classification of the value of warrants issued as part of the preferred dividend after determining your net loss.
The consensus reached in EITF 07-5 states that the cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balances of retained earnings [and to] ... other appropriate components of equity ... in the statement of financial position for that fiscal year, presented separately. The adjustment as presented was for transactions and activity occurring prior to January 1, 2009. Transactions and activity occurring after that date were included in the 2009 net loss.

We issued warrants as part of our issuance of preferred stock. The resulting discount has been accounted for as a discount on the issuance of our preferred stock. The amortization of this discount has been characterized as a preferred stock dividend for the benefit of our preferred stockholders in our consolidated statements of operations and included in the determination of net loss in arriving at net loss applicable to common stock.
Consolidated Statements of Changes in Stockholders’ Equity, page F-5
7.	Please show us how you determined the amount of accrued dividends on preferred stock for 2008 and 2009. Tell us how you determined the allocation of the dividend in 2007 of a credit to APIC for $1,071,000 and a debit to accumulated deficit for $1,782,000. Please reconcile to your consolidated statements of operations.
Accrued dividends on preferred stock are calculated monthly by multiplying the number of shares outstanding by the underlying monthly dividend rate for each series of preferred stock, as follows: value of stockholder investment times the result of 0.08 divided by 12.

Dividends are also accrued monthly on the accrued but unpaid dividends from prior years, as follows: total unpaid prior dividends times the result of 0.08 divided by 12.

Please see the attached response to Comment 7 in the appendix to this letter regarding the response to the remaining items in this Comment.
     Consolidated Statements of Cash Flows, page F-8

Ms. Kate Tillan
July 7, 2010

8.	Please reconcile the amount reflected as an adjustment to net loss related to securities issued for services of $204,000 and $937,000 in 2008 and 2009, respectively to your statements of shareholders’ equity.
Please see the attached response to Comment 8 in the appendix to this letter.
Note 3 — Summary of Significant Accounting Policies and Basis of Presentation, page F-12
9.	Please disclose your current accounting policies for beneficial conversion features, embedded derivatives and detachable warrants issued in connection with your debt and equity securities, and how such policies relate to your financial statement line items. Include a discussion of how often the instruments are valued.
The Company has described its accounting policies for financial instruments issued in conjunction with its sales of debt and equity securities in Note 3, Summary of Significant Accounting Policies and Basis of Presentation — Cumulative Effect of a Change in Accounting Principle, and Note 9, Fair Value of Financial Instruments. We propose to expand the accounting policy disclosure as follows:
Financial instruments

The carrying amount of financial instruments, including cash and cash equivalents, accounts payable and notes payable approximates fair value as of December 31, 2008 and 2009.

Convertible securities with detachable warrants that do not contain features requiring them to be accounted for as embedded derivatives are valued by allocating the proceeds between the warrant and the convertible security based on relative fair values, with any resulting fixed beneficial conversion feature (“BCF”) embedded in the convertible security being recorded at its intrinsic value.

Convertible securities containing detachable warrants where the conversion price of the security and/or the exercise price of the warrants are affected by the current market price of the Company’s common stock are accounted for as derivative financial instruments when the exercise and conversion prices are not considered to be indexed to the Company’s own stock. These derivatives are recorded as a liability and presented in our balance sheet under the caption “derivative financial instruments payable in common stock”.

For such issuances of convertible securities with detachable warrants, the Company initially records both the warrant and the BCF at fair value, using options pricing models commonly used by the financial services industry (Black-Scholes-Merton options pricing method) using inputs generally observable in the financial services industry. These derivative financial instruments are marked-to-market each reporting period, with changes in value reflected in earnings under the caption “unrealized gain or loss on derivative financial instruments”.

Ms. Kate Tillan
July 7, 2010

For discounts arising from issuances of instruments embedded in a debt security, the discount is accounted for as a discount to the principal amount of the related note payable. For discounts arising from issuances of instruments embedded in an equity security, the discount is accounted for as a reduction to additional paid-in capital.

The resulting discounts arising from the initial recording of the warrants are amortized over the term of the host security, and the discounts arising from the BCF are amortized over the period when the conversion right first becomes exercisable. The classification of the amortization is based on the nature of the host instrument. In this respect, amortization of discounts associated with debt issuances are classified as interest expense, whereas amortization of discounts associated with preferred stock issuances are classified as preferred stock dividends.

At the time a warrant is exercised or a BCF is exercised, the fair value of the derivative financial instrument at time of exercise/conversion is calculated, and a gain or loss on conversion is determined and reported as realized gain or loss from derivative financial instruments.
Cumulative Effect of a Change in Accounting Principle, page F-13
10.	Please disclose the effect of the change on net income, any other affected financial statement line item, and any affected per-share amounts for the current period. Refer to Accounting Standards Codification (ASC) 250-10-50-1, b.2.

The Company presented the cumulative effect as provided in paragraph 21 of EITF 07-5. As noted in the response to comment 6, the adjustment was accounted for as adjustments to accumulated deficit and additional paid-in capital as of January 1, 2009 for those transactions occurring in 2008. EITF 07-5 does not require restatement of prior periods, and the 2008 statement of operations was not restated for the transactions arising in that year as we believe the specific requirements described in EITF 07-5 represent the appropriate guidance to be followed.

All the 2009 transactions were reported in the statement of operations for that year.

Based on the above, we respectfully request the Staff to reconsider its comment as we do not believe a revision is required for the Company’s accounting as described.

Ms. Kate Tillan
July 7, 2010

11.	Please tell us how you applied paragraph 21 of E1TF 07-05 in determining the cumulative effect adjustment for your adoption of this standard. Discuss how you determined both the amounts recorded and how you classified the amounts.

We determined that pre-2009 sales of our Series B preferred stock and certain warrants sold as a unit with the Series B preferred stock contained features that under the EITF consensus were to be accounted for as derivatives. We analyzed the pre-2009 transactions activity and calculated the then transaction date fair values of the identified beneficial conversion rights and warrants issued that were outstanding at December 31, 2008. The aggregate fair value of these derivatives at issuance was $4,568,000. At December 31, 2008 the aggregate fair value was $3,569,000, reflecting an unrealized gain of $999,000. The pre-2009 amortization of the derivative discount was $519,000.
The transactions are summarized in the following:

	Derivative
	financial
	instruments payable	Additional
	in shares of common	paid-in	Accumulated
	stock	capital	deficit
Aggregate fair value at issuance	$(4,568,000)	$4,568,000	$—
2008 mark-to-market gain	999,000	—	(999,000)
2008 preferred dividend for discount amortization	—	(519,000)	519,000

As recorded on January 1, 2009	$(3,569,000)	$4,049,000	$(480,000)

Note 4. Current Debt, page F-17
12.	You disclose that in 2008 you exchanged a portion of your 2004 notes and 12% convertible promissory notes for shares of Series B Junior convertible preferred stock and you recognized $329,000 and $522,000 of interest expense. You also disclose that in 2009 and 2008 you exchanged common shares for the 15% promissory notes and recognized $88,000 and $248,000 of interest expense. And you disclose that you exchanged common shares for a 100% promissory note in 2009 and recognized $79,00 of interest expense. Please tell us about your evaluation of the accounting for the transactions, your measurements and classification as interest expense. Refer to FASB ASC 405.20 and 470-50-40.

We accounted for the conversions referred to above in accordance with ASC 470-50-40. The holders of the 2004 notes and 12% promissory notes received shares of Series B Junior convertible preferred stock for the conversion of the notes. The company valued the Series B Junior convertible preferred stock for each conversion on the date of conversion and compared the value of the new securities to the value of the old notes. This amount was recorded as interest expense in the statement of operations and was separately identified in the notes to the financial statements.

Ms. Kate Tillan
July 7, 2010

Certain holders of the 15% promissory notes sold the notes to third parties in 2008 and 2009, and the Company induced conversions of $100,000 and $300,000 of these notes in 2008 and 2009, respectively, by issuing shares of its common stock. The stock was valued on the date of the transaction, the debt for each note was extinguished and the difference was recorded as interest expense in the statement of operations and separately identified as such in the notes to the financial statements.

In 2009 the holder of the 10% promissory sold it to an investor. The Company induced conversion of the note by issuing shares of its common stock to the investor. The stock was valued on the date of the transaction, the debt for the note was extinguished and the difference was recorded as interest expense in the statement of operations and was separately identified as such in the notes to the financial statements.
13.	Please similarly tell us about your evaluation of the accounting, measurement and classification of the debt redeemed for cash and 11,719 immediately exercisable penalty warrants.
The terms of certain of our notes require us to issue warrants upon the occurrence of certain events. The cash redemption amount paid was equal to the then net book value of the debt and accrued interest. The warrants were valued in accordance with EITF 00-27 using the Black-Scholes-Merton options pricing method, and the related cost was recorded as noncash interest expense.
14.	You disclose that in 2008 you sold $300,000 of 15% notes with 90,000 shares of common stock representing $109,000 of interest expense. Please tell us about your evaluation of the accounting for the notes and common shares issued. Explain why the common stock represented interest expense of $109,000. Include a discussion of all of the significant terms of the notes and the total proceeds from the transaction.
We issued common stock as an inducement to enter into the promissory note. The Company recorded the fair value of the common stock as of the date the notes were sold, resulting in a discount on the note issuance which was amortized during 2008 as interest expense.

The notes originally had a fixed maturity date, which passed in 2009, and they are currently being extended and interest paid on a month-to-month basis.

Ms. Kate Tillan
July 7, 2010

15.	Please also tell us how you accounted for the other modifications of the terms of the 2004 notes, the 12% convertible promissory notes, and the 15% promissory notes including the extensions of the maturity dates, changes in the terms of the conversion feature and the issuance of common stock of the notes and whether the stockholder is also an officer or director of the company. Refer to FASB ASC 470-50.

The only other modifications relate to extensions of maturities. These were negotiated in 2006 for the 2004 notes, in 2007 for the 12% convertible promissory notes and in 2008 for the 15% promissory notes. The amounts recognized in 2008 interest expense are $24,000 for the 2004 notes and $92,000 for the 15% notes. Interest expense of $7,000 was recognized in 2009 for the 15% promissory note extension. The Company was granted the extensions in exchange for issuance of equity securities with the consideration given being recorded at fair value at date of issuance.

Three officers, who were also directors, and one director each purchased $10,000 of the 12% convertible promissory notes (“12% notes”) in 2006. Each of these notes was converted into 12,500 shares of Series B preferred stock and 12,500 warrants during 2008. This represented $40,000 of 12% notes from a total issuance of $1,649,000.
Note 5 — Long-Term Debt, page F-18
16.	Please disclose in summary form the pertinent rights and privileges for the warrants you have issued in connection with each debt issuance. Refer to ASC 470-10-50-5 and ASC 505-10-50-3.
Please see the response to Comment 20.
17.	You disclose that the conversion terms of the 8% convertible notes include a conversion price that is the lesser of 75% of the weighted average common stock price for the three days immediately prior to the date of conversion notice or $1.07 per share. Please summarize for us your analysis of whether the company has sufficient authorized and unissued shares available to settle other contracts after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
Routinely, and prior to any event that might result in significant commitments, we do the following:

Ms. Kate Tillan
July 7, 2010

•	Contact the Company’s stock transfer agent to verify the number of shares that are outstanding.

•	Review the following securities to determine the number of shares of common stock required to satisfy the respective conversion obligations:
•	Series A and Series B preferred stock

•	Outstanding warrants

•	Outstanding stock options

•	Convertible debt issues
•	Perform calculations at various stock prices to determine the impact on the number of common stock shares required to satisfy conversion obligations at difference common stock market prices. Following is an example of a calculation using June 24, 2010 data:

	Fair market value	Fair market value	Fair market value	Fair market value
	of common stock	of common stock	of common stock	of common stock
Fair market value of common stock	$0.80	$0.70	$0.60	$0.50

Outstanding shares of common stock	45,552,834	45,552,834	45,552,834	45,552,834

Series A preferred stock	157,592	157,592	157,592	157,592

Series B preferred stock	8,140,783	9,303,752	10,854,377	13,025,253

Warrants that convert into common stock	17,288,342	17,288,342	17,288,342	17,288,342

Options that convert into common stock	3,165,000	3,165,000	3,165,000	3,165,000

8% subordinated notes conversions	7,140,786	8,160,898	9,521,048	11,425,258

Total common shares required	81,445,337	83,628,418	86,539,193	90,614,279

Note that at the date of this letter all the 8% convertible notes have been converted into shares of common stock and are included in the number of shares outstanding.

Ms. Kate Tillan
July 7, 2010

18.	Please tell us how you allocated the proceeds of the 8% convertible notes and 8% convertible promissory notes between the debt and the bifurcated conversion feature. Tell us how you are accounting for the discount on the notes. Please also tell us whether you re-valued the derivative to fair value immediately prior to the conversion of the related notes.
The Company has 8% convertible notes and 8% subordinated convertible promissory notes that contain conversion terms that are embedded derivatives. The notes themselves are not derivative financial instruments, and all proceeds received from issuance of the notes are credited to the note principal liability. The fair value of the conversion feature is calculated by multiplying the number of shares of common stock that would be issued upon conversion of the note times the call option value determined from the Black-Scholes-Merton options pricing model. This is credited to the liability account, derivative financial instruments payable in shares of common stock.
The discount on the notes is debited to a contra liability account. The discount is amortized over the term of the related note payable.

The derivative liability is revalued to fair value immediately prior to note conversions. The derivative liability is also periodically marked to market, and gain or loss as appropriate is recorded in the statement of operations.
19.	Please tell us where the $1,966,000 and $559,000 initial fair values of the conversion features of the 8% convertible notes and the 8% subordinated convertible promissory notes is represented in the rollforward on page F-26.
The referenced amounts are included in the ($3,008,000) reported as “purchases, sales and other” in the rollforward.
Note 6 — Preferred Stock, page F-19
20.	Please disclose in summary form the pertinent rights and privileges of your preferred stock and warrants. Refer to ASC 505-10-50-3.
In response to the Staff’s comment, we propose to expand our disclosures in Note 6 to provide supplemental information as summarized below:
The Company has two classes of preferred stock: Series A Convertible Cumulative and Series B Voting Junior Convertible Cumulative.

Ms. Kate Tillan
July 7, 2010

The Series A Convertible Cumulative Preferred Stock (“Series A” or “Series A preferred stock”) yields cumulative annual dividends at an annual rate of 8%. Dividends will accrue and compound annually on such amount from the date of issuance until paid in full or at the option of the holder converted into additional Series A Stock at $3.12 per share. At December 31, 2008 and 2009 accrued dividends payable were $243,000 and $303,000, respectively. Each share of Series A is convertible at the option of the owner into shares of common stock at a conversion rate of 1:1. The conversion price of the Series A is subject to adjustment in certain cases to prevent dilution using a weighted-average anti-dilution formula. The Series A preferred stock will automatically be converted into shares of common stock upon the consummation of a Liquidation Event, which is defined as a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series A preferred stock is senior to all other outstanding capital stock and is entitled to a liquidation preference equal to the greater of (i) the initial purchase price for the Series A preferred stock plus accrued or declared dividends or (ii) the amount such holder would have received if prior to such liquidation the Series A preferred stock had been converted into common stock.

The Series A is senior to all other outstanding capital stock and is entitled to a liquidation preference equal to the greater of (i) the initial purchase price for the Series A plus accrued or declared dividends or (ii) the amount such holder would have received if prior to such liquidation the Series A had been converted into common stock.

The Company has the right of first refusal to acquire the Series A and certain holders have entered into an Investor Rights Agreement providing for customary drag-along and tag-along rights in connection with a bona fide offer from a third party to acquire the Company. Furthermore, pursuant to the Investor Rights Agreement, one of the holders has the right to designate one nonvoting observer to the Board of Directors.

The Series B Voting Junior Convertible Cumulative Preferred Stock (“Series B” or “Series B preferred stock”) yields cumulative annual dividends at an annual rate of 8%. Dividends on the Series B preferred stock will begin to accrue from their issuance date. At December 31, 2008 and 2009, accrued dividends payable were $191,000 and $530,000, respectively. Each share of Series B preferred stock is convertible at the option of the holder into shares of our common stock at a conversion price equal to the lesser of $0.80 or 80% of the price per share of any common stock sold in the Qualified Financing, plus the amount of all accrued and unpaid dividends on such shares, whether or not declared. A Qualified Financing is defined as the closing of a sale of debt or equity in a registered offering or pursuant to a private placement resulting in at least $3 million of gross proceeds to the Company. The conversion price of the Series B Preferred Stock is subject to adjustment in certain cases, including dilutive issuances and the issuance of additional shares of common stock. The Series B preferred stock will automatically be converted into shares of common stock upon the consummation of a Liquidation Event, which is as defined as a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Company may, at its option, require all holders of Series B Preferred Stock then outstanding to convert their shares of Series B Preferred Stock into shares of common stock at any time on or after: (i) the closing of a Qualified Financing or (ii) the consummation of a Liquidation Event.

Ms. Kate Tillan
July 7, 2010

The consent of 2/3 of the holders of all series of Series A preferred stock and Series B preferred stock, voting as separate classes, will be required (i) to amend, alter or repeal any provisions of Series A preferred stock, Series B preferred stock, Certificate of Incorporation or Bylaws, that materially adversely affect any of the preferences, rights, power or privileges of the Series A preferred stock or Series B preferred stock, respectively, (ii) to pay any dividends on or redeem or repurchase any shares of the Company’s common stock or other junior securities, (iii) create, authorize or issue any other class or series of preferred stock on a parity with, or having greater or preferential rights than, the Series A preferred stock or Series B preferred stock, with respect to liquidation, dividends, distributions or conversion upon a liquidation event, (iv) merge, consolidate, sell or dispose of the Company’s assets in a transaction that requires stockholder approval, (v) declare bankruptcy, file an assignment for the benefit of creditors, effect any judicial or voluntary winding-up or dissolution or liquidation of the Company or any similar transaction, (vi) borrow funds outside the ordinary course of business or (vii) enter into any transaction with related parties or affiliates of the Company and (iv) effect any judicial or voluntary winding-up or dissolution of the Company or liquidation of the business.

We believe the existing disclosures contained in Note 7 to our financial statements provide the pertinent rights and privileges of the outstanding warrants for all periods presented. These disclosures include (i) number of warrants issued and outstanding, (ii) vesting period(s), (iii) contractual life, (iv) weighted average exercise prices and (v) grant date fair values.
21.	Please tell us about the nature of the conversion terms of the Series B junior convertible preferred stock and warrants and your evaluation to determine that the conversion option and the warrants should be reflected as a derivative liabilities. We note the disclosure on page F-24.

The Company’s Series B Preferred stock contains terms covering voluntary and mandatory conversions. The rate for voluntary conversions is $0.80 per share and the rate for mandatory conversions upon occurrence of a qualified financing, as defined, is the lesser of $0.80 or 80% of the price per share of any common stock sold in the qualified financing. Under the consensus reached in EITF 07-5, the conversion option is not considered indexed to the Company’s own stock because the conversion rate is affected by future market prices. The warrants sold as a unit with the Series B preferred stock contain similar terms.

Ms. Kate Tillan
July 7, 2010

Note 7 — Stockholders’ Equity, page F-20
22.	Please expand your footnote to disclose the weighted average remaining contractual term for the outstanding warrants. Refer to ASC 505-10-50-7.

In response to the Staff’s comment, the Company will expand its Note 7, Stockholders’ Equity, to disclose the weighted average remaining contractual term for the outstanding warrants as follows: The weighted average remaining contractual term for the outstanding warrants is 3.9 years.
23.	Please provide all of the disclosures required by ASC 718-10-50-2 for your stock option plans. In particular, for your 2008 plan, provide the weighted average grant date fair value; and for vested options, the weighted average remaining contractual term.

In response to the Staff’s comment, the Company will expand its Note 8, Stock Option Plan, to disclose the weighted average grant date fair value and weighted average remaining contractual term for the vested options as follows: The 2008 Option plan has a weighted average grant date fair value of $0.75 and weighted average remaining contractual term for the vested options of 6.7 years.
Note 9. Fair Value of Financial Instruments, page F-23
24.	With respect to the rollforward on page F-26, please tell us the nature of the transactions represented by the following line items:
•	Included in earnings — realized

•	Included in earnings — unrealized

•	Purchases, sales and other

•	Settlements and issuances, net
•	“Included in earnings — realized” represents gains and losses resulting from conversion of financial instruments into common stock or the exercise of warrants.

•	“Included in earnings — unrealized” represents gain or losses from periodic mark-to-market valuation of derivative financial instruments that represent liability and equity issues currently outstanding.

•	“Purchases, sales and other” represents fair values of derivative financial instruments related to debt and equity instruments sold to investors and conversion of such financial instruments into common stock or the exercise of warrants during the current year.

Ms. Kate Tillan
July 7, 2010

•	“Settlements and issuances, net” represents the exercise or expiration of previously issued warrants.
25.	Please provide us with a separate rollforward of the change in the value of the derivative liability of the debt, preferred stock and warrants.

Please see the response to Comment 25 in the appendix to this letter.
26.	Please tell us where you classify the changes in the fair value of your derivative liability due to subsequent measurements of the liability (e.g,, at each quarter end).

Fair value changes resulting from the quarterly mark-to-market process are classified as gain or loss on derivative financial instruments — unrealized in the statement of operations.
Exhibits 31.1 and 31.2
27.	We note that the title of the certifications required by Exchange Act Rule 13a — 14(a) is not worded exactly as required by Regulation S-K Item 601(b)(31). In your amendment, please revise the title of this exhibit to read “Certifications”.

In response to the Staff’s comment, we will revise the title of Exhibit 31.1 and 31.2 to read “Certifications.”
Form 10-Q for the Quarterly Period Ended March 31, 2010
Note 3 — Summary of Significant Accounting Policies and Basis of Presentation, page 9
Revenue Recognition, page 11
28.	Please tell us your policy for recognition of product revenue by addressing all of the criteria required for such recognition as described in SAB Topic 13.A. As part of your response, please describe the terms of your product sales and how such sales conform to your policy.

Revenues in our statement of operations include sales of product and revenue from the performance of tests. The Company recognizes revenue for these products when it is realized or realizable and earned. Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; fees to the customer is fixed or determinable; and collection of the resulting receivable is reasonably assured.

Ms. Kate Tillan
July 7, 2010

Revenues from product sales are generally recognized when title transfers to the customer, typically upon delivery and acceptance, and includes training that is provided at the time of product delivery.

Revenues from sales of product to distributors that sell goods to third party end users are recognized upon shipment.

Revenues from the performance of tests are recognized upon completion of the test.

Following approval of credit terms by Vicor management and shipment of product to the customer FOB shipping point, the sale is invoiced and revenue is recognized. The invoice terms are net 30 days. Management at its discretion may offer certain customers up to 90 days dating or 12-month payment terms calling for monthly payments. The latter includes the right of return without penalty, for which we believe the likelihood is remote, if the physician finds the tests are not clinically useful and/or are not covered by patient insurance.

Tests using our product are conducted by physicians throughout the month, and data regarding such tests are electronically transmitted from the physician to Vicor. At the end of each month, the physician is invoiced and revenue is recognized. The invoice terms are net 30 days.
     In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please contact the undersigned at (561) 995-7313.

Sincerely,
/s/ David Fater
David Fater, Chief Executive Officer

cc:	Gary Newberry, Securities and Exchange Commission
Thomas Bohannon, Vicor Technologies, Inc.
Scott Walters, Daszkal Bolton LLP
Sharon Bradley, Daszkal Bolton LLP
Leonard Bloom, Akerman Senterfitt
Laura M. Holm, Akerman Senterfitt

Vicor Technologies, Inc.
Response to Comment 5

In connection with the process of preparing the reconciliation requested by the Staff, we identified inconsistencies in the financial statement grouping of certain transactions between their classification in the statement of operations and the statement of cash flows. These reclassifications will not result in a change to our reported net loss or to net cash used in operating activities.
We propose to amend the 2009 statement of operations, as follows:

	As originally
	reported	Reclassify	As amended
General and administrative expenses	$4,372,000	$(708,000)	$3,664,000

Interest expense	$1,944,000	$708,000	$2,652,000

We propose to amend the 2009 statement of cash flows, as follows:

Noncash interest from deferred financing costs and debt-based derivative financial liabilities	$2,321,000	$(172,000)	$2,149,000

Securities issued for services	$937,000	$172,000	$1,109,000

Using the amended amounts, the requested reconciliation is:

Statement of
cash flows
Noncash interest imputed upon conversion of debt to equity	$331,000
Noncash interest from deferred financing costs and debt-based
derivative financial liabilities	2,149,000
Shares in lieu of interest payments	119,000

2,599,000
Reported as changes in assets and liabilities	(34,000)

Noncash interest expense	2,565,000
Cash interest expense	87,000

Vicor Technologies, Inc.
Response to Comment 5

Per 2008 statement of cash flows — shares in lieu of interest payments	$214,000
Items representing prior period prepaid expense and accrued liability balances — net	122,000
Item included in statement of cash flows under the caption “noncash interest imputed upon conversion of debt to equity”	10,000
Item included in statement of cash flows as “securities issued for services”	30,000

Per 2008 statement of stockholders’ equity — issuance of stock for interest payments	$376,000

Vicor Technologies, Inc.
Response to Comment 7

	Additional
	paid-in	Accumulated
	capital	deficit
Dividends for the benefit of preferred shareholders:
Series A and B	$—	$246,000

Value of warrants issued in connection with sales of Series B preferred stock
Classified as accrued dividends on preferred stock	1,071,000	1,071,000
Classified as issuance of warrants in connection with preferred stock	465,000	465,000

	1,536,000	1,536,000
Warrants issued in consideration for the holders to defer the maturity date of the notes	168,000	—

	$1,704,000	$1,782,000

The $465,000 and $168,000 total to the $633,000 shown on the statement of stockholders’s equity.
The $168,000 was charged to interest expense on the statement of operations.

Vicor Technologies, Inc.
Response to Comment 8

	2008	2009
Per statement of cash flows:
Securities issued for services	$204,000	$1,109,000
Equity-based compensation	437,000	620,000

	641,000	1,729,000
Issuance of securities in satisfaction of prior-year accrual	373,000	318,000
Items related to changes in balance sheet accounts, no effect on statement of cash flows	75,000	29,000

	$1,089,000	$2,076,000

Per statement of stockholders’ equity:
Issuance of stock for services	$837,000	$1,581,000
Issuance of warrants and stock options for services	252,000	—
Issuance of warrants for services	—	133,000
Issuance of stock options for services	—	362,000

	$1,089,000	$2,076,000

See Response to Comment 5 regarding 2009 reclassification of securities issued for services in statement of cash flows.

Vicor Technologies, Inc
Response to Comment 25

	Series B		8% subordinated
	preferred	8% convertible	convertible
	stock	notes	notes	Total
Balance, January 1, 2009	$(3,569,000)	$—	$—	$(3,569,000)
Included in earnings:
Realized	—	1,083,000	—	1,083,000
Unrealized	357,000	573,000	144,000	1,074,000
Purchases, sales and other	(363,000)	(2,086,000)	(559,000)	(3,008,000)
Settlements and issuances — net	6,000	—	—	6,000
Net transfers in and/or out of Level 3	—	—	—	—

	$(3,569,000)	$(430,000)	$(415,000)	$(4,414,000)